Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

	2016	2015	2014	2013	2012
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]	$92	$435	$(152)	$293	$196
Add (deduct):
Equity in earnings of unconsolidated entities	(140)	(140)	(132)	(133)	(93)
Distributions from unconsolidated entities	93	60	112	128	85
Amortization of capitalized interest	8	8	7	5	2
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1)	(6)	(1)	(6)	(26)
	52	357	(166)	287	164
Add fixed charges:
Consolidated interest expense[2]	170	142	111	99	87
Interest portion (1/3) of consolidated rent expense	63	60	62	67	72
	$285	$559	$7	$453	$323
FIXED CHARGES:
Consolidated interest expense[2]	$170	$142	$111	$99	$87
Capitalized interest	3	6	10	22	21
Interest portion (1/3) of consolidated rent expense	63	60	62	67	72
	$236	$208	$183	$188	$180

RATIO OF EARNINGS TO FIXED CHARGES[3]	1.21	2.69	*	2.41	1.79

[1]	Includes non-cash charges related to losses on impairment of $88 million in 2014 and $1 million in 2012.

Includes gain on sale of business and other exit costs, net of $1 million, $136 million, $16 million and $301 million in 2016, 2015, 2014 and 2013, respectively, and loss on sale of business and other exit costs, net of $21 million in 2012.

Includes gain on license sales and exchanges, net of $20 million, $147 million, $113 million, and $256 million in 2016, 2015, 2014, and 2013, respectively.

Includes gain on investments of $15 million in 2013 and loss on investments of $4 million in 2012.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.21, 2.69, 2.41 and 1.79 for the years ended December 31, 2016, 2015, 2013 and 2012, respectively.

*	Earnings in 2014 were inadequate to cover fixed charges by $176 million, and fixed charges and preferred dividends by $176 million.